Exhibit 99.5

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL APPOINTS NEW DIRECTOR AND OFFICERS

Vancouver, BC, 7 November 2018 - Continental Energy Corporation (OTCQB: CPPXF) (“Continental”) today announced that a new independent director, Mr. Glenn S. Klein, has been added to Continental's board of directors. He has also been appointed to serve on the Audit, Governance, and Compensation board committees.

Mr. Klein is a resident of North Saanich, BC, Canada. He is a career banker with over 44 years’ experience and is an expert in international corporate debt restructuring and banking in emerging economies. He began his career and worked for 30 years (1966 – 1996) at the Royal Bank of Canada (RBC) in various roles at Canadian branches in Vancouver, Regina, and Montreal.

Mr. Klein rose to the position of Regional General Manager for RBC based in Dubai, with responsibility for RBC’s interests in the Middle East during the first Gulf War. During his tenure, the RBC Dubai office produced the highest financial results, return on capital and productivity for European units for five consecutive years.

Since leaving RBC, Mr. Klein has held several executive level banking roles including serving as the Executive Vice President and General Manager of Banco De La Paz based in Bolivia, and as Senior Vice President of Dubai based Emirates NBD, by assets the largest bank in the Middle East. At Emirates NBD he was responsible for the problem corporate debt portfolio. Under his management, the bank achieved significant recoveries in excess of USD 300 million over a 12-year period.

Continental's CEO, Rich McAdoo, said of the appointment, "We are pleased to welcome Glenn to the board. He brings a great amount of corporate banking expertise to Continental and also has first-hand knowledge and experience with the unique challenges faced in conducting global business operations in emerging market countries. We expect that he will play a key role in Continental's efforts to raise commercial and project finance for the Maloy Refinery being developed in Indonesia by our PT Kilang Kaltim Continental subsidiary".

Continental also announces two changes in corporate officers. Mr. Byron Tsokas, currently the company's Vice President, has been appointed to also serve as corporate Secretary. Mr. Phillip B. Garrison, currently an independent director of the company, has been appointed to chair the company's Audit Committee and also to serve as the company's Acting and Interim Chief Financial Officer until such time as a full time Chief Financial Officer is appointed.

On behalf of the Company,
Byron Tsokas
Vice President of Business Development

Source: Continental Energy Corporation
Media Contact: Byron Tsokas, Vice President, (+1-403-629-8840) btsokas@continentalenergy.com
Further Information is posted on the Company's website at: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any of the Company's expectations, plans, intentions, or objectives or similar forward looking statements described herein. In this release, there are no assurances that the efforts of the Company or its subsidiaries to build, own, and operate a refinery will be successful. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed with the US SEC available at www.sec.gov. The Company assumes no obligation to update the information in this release.